December 15, 2011

To: All Canadian Securities Regulatory Authorities

Subject: **ALDA PHARMACEUTICALS CORP.**

Dear Sirs:

Further to the Company's Notice of Meeting of Security Holders dated November 14, 2011 we write to advise of a change with respect to the Meeting Date of Security Holders **from January 11, 2012 to January 23, 2012**. The Record Date and Beneficial Ownership Determination Date have not changed.

Meeting Type:	Annual General and Special Meeting
Record Date for Notice of Meeting:	December 7, 2011
Record Date for Voting (if applicable):	December 7, 2011
Beneficial Ownership Determination Date:	December 7, 2011
Meeting Date:	**January 23, 2012**
Meeting Location (if available):	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
Common Shares	**01407W**	**CA01407W1068**

Yours truly,

ALDA Pharmaceuticals Corp.

Per:

"Terrence Owen"
President

ALDA Pharmaceuticals Corp.
Unit 170 – 4320 Viking Way, Richmond, BC V6V 2L4
Telephone [604] 521.8300 - Facsimile [604] 521.8322
www.aldacorp.com